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FEB 28 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paradigm Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 Kendale Blvd.
(No. and Street)

East Lansing	MI	48823
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Shipman (517) 337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC
(Name – *if individual, state last, first, middle name*)

205 East Main Avenue	Zeeland	MI	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Michelle Shipman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Equities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA JEAN JOHNSON
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF EATON
My Commission Expires July 25, 2021
Acting in the County of Ingham

Michelle Shipman
Signature

Principal Financial Officer
Title

Cynthia Jean Johnson
Notary Public 2-25-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM EQUITIES, INC.

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(with supplemental information required by rule 17a-5
of the Securities and Exchange Commission and
agreed-upon procedures required by SIPC)

YEAR ENDED DECEMBER 31, 2019

CONTENTS

Kiekover Scholma & Shumaker PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2020

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paradigm Equities, Inc., as of December 31, 2019, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Paradigm Equities, Inc.'s management. Our responsibility is to express an opinion on Paradigm Equities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paradigm Equities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Regulatory Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission, Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Paradigm Equities, Inc.'s financial statements. The supplemental information is the responsibility of Paradigm Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Regulatory Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission, Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule IV – Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kiekover, Scholma & Shumaker, PC

We have served as Paradigm Equities, Inc.'s auditor since 2017.
Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

PARADIGM EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and equivalents	$	3,789,988
Commissions receivable		502,404
Prepaid expense and other		73,789
Total current assets	$	4,366,181

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	336,999
Due to affiliate		19,970
Commissions payable and related items		383,050
Total current liabilities		740,019
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000		10,000
Additional paid in capital		20,000
Retained earnings		3,596,162
Total stockholder's equity		3,626,162
	$	4,366,181

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Commissions	$	5,594,669
Interest and other revenue		11,979
Total revenues		5,606,648
EXPENSES:		
Commissions		2,305,177
Operating expenses		2,941,664
Total expenses		5,246,841
Income before income tax expense		359,807
INCOME TAX EXPENSE		(94,000)
NET INCOME		265,807
RETAINED EARNINGS, beginning of year		3,330,355
RETAINED EARNINGS, end of year	$	3,596,162

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common stock	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, December 31, 2018	$ 10,000	$ 20,000	$ 3,330,355	$ 3,360,355
Net income			265,807	265,807
Stockholder's equity, December 31, 2019	$ 10,000	$ 20,000	$ 3,596,162	$ 3,626,162

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

INCREASE (DECREASE) IN CASH AND EQUIVALENTS:	
Cash flows from operating activities:	
Net income	$ 265,807
Adjustments to reconcile net income to net cash used by operating activities:	
Commissions receivable	(42,076)
Prepaid expense	6,306
Accounts payable	96,102
Due to/from affiliates	(128,440)
Commissions payable and related items	73,613
Net cash provided by operating activities	271,312
NET INCREASE IN CASH AND EQUIVALENTS	271,312
CASH AND EQUIVALENTS:	
Beginning of year	3,518,676
End of year	$ 3,789,988

See notes to financial statements.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents. Money market funds are recorded at cost.

Commissions receivable - Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Fixed assets - Computer equipment and software is recorded at cost and depreciated/amortized over their estimated useful lives using straight-line and accelerated methods. The Company's policy is to capitalize assets with lives in excess of one year and cost greater than $1,000. Costs of repairs and maintenance are charged to expense when incurred. The estimated useful lives are as follows:

Computer equipment and software	3 - 5 years

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenues are recorded when: (i) a contract with a client has been indentified (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Commission revenue is recognized utilizing the following methods:

Trade – Mutual Fund and Variable Annuity commission revenue is recorded on a trade date basis, commission rates are scheduled in the various agreements with the insurance/ investment companies and are normally settled within 30 days.

Trails – Service fees are determined based on trail-eligible assets under management/ premium collected by investment companies during the calendar year. Service fees are scheduled in the agreements with the insurance/investment companies and are recognized over the period during which services are performed which are either monthly or quarterly as outlined in the agreement.

Assets Under Management – Fees are recurring in nature and earned based on a percentage of the current market value of clients' investment holdings and recognized over the period during which services are performed. Assets not held at the end of the quarter are prorated for that portion of the quarter during which the shareholder was invested in an assigned account.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 2019 were $7,500.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker - dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company requested and has been granted permission for exemption from Securities and Exchange Commission's Rule 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) provision (the "exemption provision"), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers". The balance in this account at December 31, 2019, is $288,820 and is included in Cash and Equivalents on the Statement of Financial Condition.

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables. Cash balance at

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

December 31, 2019 was $3,791,830, of which $250,000 was fully insured, leaving $3,541,830 uninsured.

The Company deposits its cash and temporary cash investments with FDIC insured financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk. The breakdown of revenue and receivables by significant sources is as follows:

	2019	
	Revenue	Receivables
Company A	63%	61%
Company B	24%	18%
Company C	8%	8%
All other, individually less than 10% of total revenue	5%	13%
	100%	100%

Registered sales representatives of the Company are covered by a collective bargaining contract, which expired on December 31, 2019.

The Company evaluates events and transactions that occur after year end for potential recognition or disclosure in the financial statements. These subsequent events have been considered through February 27, 2020, which is the date the financial statements were available for issuance.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following as of December 31, 2019:

Computer software	$ 117,864
Computer equipment	18,363
	136,227
Less accumulated depreciation and amortization	136,227
Net fixed assets	$ -

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with MEA Financial Services, Inc. Federal income tax expense on a separate return basis amounted to approximately $72,000 for the year ending December 31, 2019. As of December 31, 2019, the Company had the amount due to the parent of $14,000 for income taxes, which is recorded in due to/due from affiliate.

The Company files a combined unitary return for Michigan Corporate Income Tax with Michigan Education Association. On a separate return basis the Company had a state tax expense of approximately $22,000 for the year ending December 31, 2019. The Company had an amount due to affiliate for Michigan state taxes of $4,000 as of December 31, 2019.

Income tax expense reported on the statement of income and retained earnings consists of the following for year ending December 31, 2019:

Federal income tax expense	$	72,000
Michigan corporate income tax expense		22,000
	$	94,000

There are no significant temporary differences between "book" and "tax" income. The difference between federal income tax benefit and the amount computed based on statutory rates is attributed to the surtax exemption and other permanent differences.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with MEA Financial Services, Inc. (Financial Services) its parent company, whereby Financial Services will provide executive support, office space, equipment, and administrative and clerical support to the Company. The Company incurred $2,148,000 for such services for the year ending December 31, 2019.

In addition to the above agreement, the Company paid approximately $2,407,000, for actual compensation and payroll taxes and various reimbursements, including the purchase of insurance for the year ending December 31, 2019.

PARADIGM EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RELATED PARTY TRANSACTIONS (Concluded)

Year End Inter-Company Balances

Amounts due from to affiliate at December 31, 2019, is as follows:

MEA Financial Services	$ 19,970

NOTE 6 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at December 31, 2019, the Company had regulatory net capital of $3,511,549, which was $3,462,214 in excess of its required capital of $49,335. The Company's regulatory net capital ratio was .21:1.

NOTE 7 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:		
Total stockholder's equity		$ 3,626,162
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 12,500	
Over 30 day variable rate annuity commissions receivable	3,150	
Over 30 day reimbursements	20,830	
Prepaid expense and other	73,789	110,269
Net capital before haircuts on securities positions		3,515,893
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		4,344
Net capital		$ 3,511,549
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 336,999
Due to affiliate		19,970
Commissions payable and related items		383,050
Total aggregate indebtedness		$ 740,019
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $740,019 pursuant to Rule 15c3-1)		$ 49,335
Excess net capital		$ 3,462,214
Ratio: Aggregate indebtedness to net capital		.21 : 1

SCHEDULE II
PARADIGM EQUITIES, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 3,497,298
Allowable assets erroneously excluded:	
Commissions receivable	14,251
Net capital as reported in Company's Audited Schedule I	$ 3,511,549

SCHEDULE III
PARADIGM EQUITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

At December 31, 2019, the Company had no credit items that would result in a reserve requirement.

SCHEDULE IV
PARADIGM EQUITIES, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from rule 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) provision (the "exempt provision") because the company promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer through a special account for the exclusive benefit of customers of Paradigm Equities, Inc. During the year, the Company did not hold customers' funds or securities.

Kiekover Scholma & Shumaker PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2020

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4), in which (1) Paradigm Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Paradigm Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(i)) ("exemption provisions") and (2) Paradigm Equities, Inc. stated that Paradigm Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Paradigm Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paradigm Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

PARADIGM
EQUITIES, INC.

1216 Kendale Blvd., PO Box 2501
East Lansing, MI 48826-2501
517-351-2122 800-292-1950

Paradigm Equities, Inc.'s Exemption Report

Paradigm Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the (k)(2)(i) provision (the "exemption provision").
(2) The Company met the exemption provision throughout the most recent fiscal year January 1, 2019 to December 31, 2019 without exception.

Paradigm Equities, Inc.

Michelle Shipman

Michelle Shipman, Principal Financial Officer

January 28, 2020

Date

Kiekover Scholma & Shumaker PC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 27, 2020

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Paradigm Equities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Paradigm Equities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Paradigm Equities, Inc.'s management is responsible its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Paradigm Equities Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Paradigm Equities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants
Zeeland, Michigan

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

45593 FINRA DEC
Paradigm Equities, Inc.
Attn: Bruce Reaume
PO Box 2501
1216 Kendale Blvd.
East Lansing, MI 48823-2008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Danielle Torres 517-337-5435

2. A.	General Assessment (item 2e from page 2)	$44
B.	Less payment made with SIPC-6 filed (**exclude interest**) ________ Date Paid	( )
C.	Less prior overpayment applied	(1,683)
D.	Assessment balance due or (overpayment)	(1,639)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(1,639)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(1,639)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Paradigm Equities, Inc.
(Name of Corporation, Partnership or other organization)

Danielle M. Torres
(Authorized Signature)

Dated the 27th day of January, 20 20.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,606,648
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,565,377
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Non-securities income (Deductions in excess of $100,000 require documentation)	11,979
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 29,292
2e. General Assessment @ .0015	$ 44
	(to page 1, line 2.A.)